UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 0-17988

NEOGEN CORPORATION

401(k) RETIREMENT SAVINGS PLAN

(Full title of the plan and the address of the plan, if

different from that of the issuer named below)

Neogen Corporation

620 Lesher Place, Lansing, Michigan 48912

(Name of issuer of the securities held pursuant to

the plan and the address of its principal executive office)

Neogen Corporation

401(k) Retirement Savings Plan

Financial Statements

and Supplemental Schedule

Year Ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of

Neogen Corporation

401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Neogen Corporation 401(k) Retirement Savings Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Andrews Hooper Pavlik PLC

Okemos, Michigan

October 14, 2016

Neogen Corporation

401(k) Retirement Savings Plan

Statement of Net Assets Available for Benefits

	December 31
	2015	2014
Assets
Investments, at fair value:
Mutual funds	$28,073,665	$26,703,989
Common stock of Plan sponsor	13,954,505	11,493,226
Wells Fargo Stable Return Fund N60	1,925,678	1,750,651

Total investments	43,953,848	39,947,866
Receivables:
Employee contributions	—	79,940
Employer contributions	—	37,565
Notes receivable from participants	561,827	416,729

Total receivables	561,827	534,234

Total assets	44,515,675	40,482,100

Liabilities
Due to brokers	—	—

Net assets available for benefits at fair value	44,515,675	40,482,100
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(39,202)	(35,001)

Net assets available for benefits	$44,476,473	$40,447,099

Neogen Corporation

401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015
Additions
Investment income:
Net appreciation in fair value of investments	$1,279,368
Interest and dividends	350,933

Total investment income	1,630,301
Interest income on notes receivable from participants	21,651
Employee contributions	2,433,164
Employer contributions	1,143,453
Others (including rollovers)	165,766

Total contributions	3,742,383

Total additions	5,394,335
Deductions
Benefits paid to participants	1,277,501
Administrative expenses	87,460

Total deductions	1,364,961

Net change in net assets available for benefits	4,029,374
Net assets available for benefits at beginning of year	40,447,099
Net assets available for benefits at end of year	$44,476,473

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2015

1. Description of the Plan

The following description of the Neogen Corporation 401(k) Retirement Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General

The Plan is a defined contribution plan covering the employees of Neogen Corporation (Company) who meet the age and service requirements. The Board of Directors of the Company control and manage the operation and administration of the Plan. Wells Fargo Bank, N.A. serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute a percentage of their pretax annual compensation, as defined in the plan document. The Company makes matching contributions as follows: $1.00 for each $1.00 on the first 3% of participant contributions and $.50 on each $1.00 on the next 2% of participant contributions up to the maximum allowable by the IRS. Participants are eligible for Company contributions after obtaining one year of service. Contributions are subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants are immediately vested in the Company contribution portion of their account.

Participants’ Accounts

Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of (1) Company discretionary contributions and (2) plan earnings, and charged with an allocation of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2015

1. Description of the Plan  (continued)

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested and subject to the same allocation percentages as the participant contributions. The Plan currently offers a variety of mutual funds, common stock of the Company, and a stable value fund as investment options for participants.

Notes Receivable from Participants

Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant’s loan fund. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. The interest rate on new loans is prime plus one percent up to a maximum of ten percent. Principal and interest is paid ratably through payroll deductions.

Benefits and Distributions

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s balance in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the balance in his or her account as a lump-sum distribution.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as of the end of the plan year based on the quoted market prices of the underlying assets. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan’s interest in the Wells Fargo Stable Return Fund N60 (Fund) is based on the fair value of the Fund’s underlying investments as reported by Wells Fargo Bank, N.A. Collective Investment Funds using the audited financial statements of the Fund at year-end.

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2015

2. Summary of Significant Accounting Policies  (continued)

Investment Valuation and Income Recognition  (continued)

The Plan invests in the Wells Fargo Stable Return Fund N60, which holds fully benefit-responsive investment contracts. According to current authoritative guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in these investment contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the Fund as reported by Wells Fargo Bank, N.A. The statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Fair Value Measurements

As defined in the current authoritative guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance applies to all financial instruments that are measured and reported on a fair value basis. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of inputs used in the valuation techniques the Plan is required to provide information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

•	Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

•	Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 – Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

For the years ended December 31, 2015 and 2014, the application of valuation techniques applied to similar assets and liabilities have been consistent.

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2015

2. Summary of Significant Accounting Policies  (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Expenses

Plan administrative expenses are paid by either the Plan or the Company, as provided in the plan document.

Payments of Benefits

Benefit payments to participants are recorded as deductions upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Subsequent Events

Plan management has evaluated subsequent events through October 14, 2016, the date which the financial statements were available to be issued.

3. Plan Termination

Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2015

4. Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2008, that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Generally, tax years 2012 through the current year remain open to examination. The Plan does not believe that the results from any examination of these open years would have a material adverse effect on the Plan.

5. Investments

The following is a summary of the unaudited information included in the Plan’s financial statements and supplemental schedule that was prepared by, or derived from, information prepared by the trustee as of December 31, 2015 and December 31, 2014 and furnished to the plan administrator. The plan administrator has obtained a certification from the trustee that such information is complete and accurate.

The following individual investments had fair values greater than 5% of net assets available for benefits as of December 31:

	2015	2014
Wells Fargo Adv Dow Jones Target Fund 2025	$2,294,741	$2,073,800
Wells Fargo Adv Dow Jones Target Fund 2035	2,680,256	2,592,130
Wells Fargo Adv Dow Jones Target Fund 2045	3,095,061	2,921,841
Wells Fargo Adv Index Fund Admin	4,858,080	4,612,821
Common stock–Neogen Corporation	13,954,505	11,493,226

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2015

5. Investments  (continued)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,279,368 during the year ended December 31, 2015. This included net appreciation of Neogen Corporation common stock of $813,896.

The Plan’s investments earned interest and dividend income of $350,933 during 2015.

Substantially all information pertaining to the Plan’s investments included in the financial statements and the supplemental schedule of assets held for investment purposes at end of year has been derived from the certified information.

6. Fair Value Measurements

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2015 and 2014.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Common stock of Plan sponsor: Valued at the closing price reported on the active market on which the security is traded.

Wells Fargo Stable Return Fund N60: Valued at contract value, yet is presented at both fair value and contract value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2015

6. Fair Value Measurements  (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014.

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$28,073,665	$—	$—	$28,073,665
Common stock of Plan sponsor	13,954,505	—	—	13,954,505
Wells Fargo Stable Return Fund N60	—	—	1,925,678	1,925,678

Total assets at fair value	$42,028,170	$—	$1,925,678	$43,953,848

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds	$26,703,989	$—	$—	$26,703,989
Common stock of Plan sponsor	11,493,226	—	—	11,493,226
Wells Fargo Stable Return Fund N60	—	—	1,750,651	1,750,651

Total assets at fair value	$38,197,215	$—	$1,750,651	$39,947,866

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2015

6. Fair Value Measurements  (continued)

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2015 and 2014.

For the year ended December 31, 2015	Wells Fargo Stable Return Fund N60
Balance, beginning of year	$1,750,651
Total gains or lossed included in net assets available for benefits:
Realized gains	3,831
Unrealized appreciation relating to assets held at end of year	15,148
Purchases	943,797
Settlements	(787,749)

Balance, end of year	$1,925,678

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2015

7. Parties-In-Interest

The Plan invests in the common stock of Neogen Corporation, the Plan’s sponsor, a party-in-interest. Investment in Neogen Corporation common stock as of December 31, 2015 was $13,954,505 ($11,493,226 as of December 31, 2014). As of December 31, 2015, the investment in Neogen Corporation’s stock represents 246,895 shares at a market price of $56.52 per share. As of December 31, 2014, the investment in Neogen Corporation’s stock represents 231,765 shares at a market price of $49.59 per share.

Plan investments include shares of mutual funds sponsored by Wells Fargo Bank, N.A., the Plan’s trustee, a party-in-interest. The Plan also paid the trustee administrative expenses of $87,460 in 2015. In addition, notes receivable from participants are considered party-in-interest transactions.

8. Reconciliation of Financial Statements to Form 5500

As described in Note 2, the statements of net assets available for benefits present the fair value of the Wells Fargo Stable Return Fund N60 as well as the adjustment from fair value to contract value.

The following is a reconciliation of net assets available for benefits as reported on the 2015 financial statements to the Form 5500:

Net assets available for benefits at beginning of year as reported on the financial statements	$44,476,473
December 31, 2015 adjustment from contract value to fair value for fully benefit-responsive investment contract	39,202

Net assets available for benefits at beginning of year as reported on Form 5500	$44,515,675

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2015

8. Reconciliation of Financial Statements to Form 5500  (continued)

The following is a reconciliation of the investment income as reported on the 2015 financial statements to the Form 5500:

Investment income as reported on the financial statements	$1,279,368
December 31, 2015 adjustment from contract value to fair value for fully benefit-responsive investment contract	39,202
December 31, 2014 adjustment from contract value to fair value for fully benefit-responsive investment contract	(35,001)

Investment income as reported on the Form 5500	$1,283,569

Supplemental Schedule

Neogen Corporation

401 (K) Retirement Savings Plan

Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)

Year ended December 31, 2015

Description of investment including maturity date,
(a)	(b) Identity of Issuer, Lessor, or Similar Party	(c) rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current Value
*	Wells Fargo Cash	Cash	N/A	N/A	$39
*	Wells Fargo Stable Return Fund N60	Common Collective Trust	(39,731 units held)	N/A	1,925,678
*	Wells Fargo Advantage Short Dur Govt Bond	Mutual Fund	(8,676 units held)	N/A	86,412
*	Wells Fargo Adv C & B Mid Cap Value	Mutual Fund	(28,589 units held)	N/A	749,885
*	Wells Fargo Adv Index Fund-Admin	Mutual Fund	(79,380 units held)	N/A	4,858,080
*	Wells Fargo Advantage DJ Target Today	Mutual Fund	(10,742 units held)	N/A	113,973
*	Wells Fargo Advantage DJ Target 2015	Mutual Fund	(145,287 units held)	N/A	1,432,534
*	Wells Fargo Advantage DJ Target 2025	Mutual Fund	(230,396 units held)	N/A	2,294,741
*	Wells Fargo Advantage DJ Target 2035	Mutual Fund	(259,463 units held)	N/A	2,680,256
*	Wells Fargo Advantage DJ Target 2045	Mutual Fund	(288,988 units held)	N/A	3,095,061
*	Wells Fargo Advantage DJ Target 2055	Mutual Fund	(13,322 units held)	N/A	163,866
	American Europac Growth	Mutual Fund	(28,640 units held)	N/A	1,274,761
	Dreyfus Appreciation Fund	Mutual Fund	(27,057 units held)	N/A	1,081,192
	Dreyfus Midcap Index Fund	Mutual Fund	(6,968 units held)	N/A	225,140
	Dreyfus Small Cap Stock	Mutual Fund	(12,187 units held)	N/A	310,522
	Eagle Small Cap Growth FD CL A	Mutual Fund	(23,903 units held)	N/A	1,175,545
	Goldman Sachs Small Cap Value I	Mutual Fund	(3,681 units held)	N/A	183,646
	Mainstay Large Cap Growth I	Mutual Fund	(200,014 units held)	N/A	1,966,133
	MFS Value FD CL A	Mutual Fund	(18,159 units held)	N/A	595,437
	Neuberger & Berman Genesis Fund	Mutual Fund	(14,328 units held)	N/A	769,997
	Vanguard Developing Markets Index	Mutual Fund	(5,255 units held)	N/A	48,087
	Victory Munder Midcap Growth Y	Mutual Fund	(40,358 units held)	N/A	1,490,027
	William Blair International Growth FD CL N	Mutual Fund	(28,895 units held)	N/A	720,632
	American Century Inflation ADJ CL A	Mutual Fund	(12,949 units held)	N/A	145,542
	Federated Total Return Bond IS	Mutual Fund	(75,968 units held)	N/A	809,060
	Invesco Equity and Income Fund	Mutual Fund	(187,432 units held)	N/A	1,803,096

	Common Stock—
*	Neogen Corporation	Common Stock	(246,895 shares held)	N/A	13,954,505

*	Notes receivable from participants	Interest rates of 4.25% to 10.99%
	TOTAL				561,827

*	Party-in-interest				$44,515,674

N/A    Not applicable—Cost information is not required with respect to participant or beneficiary directed transactions under an individual account plan.

Employer Identification Number 38-2367843

Three Digit Plan Number: 001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEOGEN CORPORATION 401(K) RETIREMENT SAVINGS PLAN (Registrant)

Dated: November 2, 2016	By:	/s/ Steven J. Quinlan
Steven J. Quinlan
Plan Administrator